FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 24 October 2005

Final adjustments for sale of Irish banks

National Australia Bank today announced, that following final adjustments made to the sale completion accounts, the net profit on sale of the Northern Bank and National Irish Bank was $1,043 million compared to the initial estimate of $1,073 million.

The sale completion process also identified the need for an adjustment to previously reported net interest margins and net interest spreads for the NAB’s United Kingdom banks.

The adjustments have no effect on previously reported Group profit or margins.

The adjustments are required to correctly record the inter-company balances between the United Kingdom and Irish banks, and affect net interest margins and net interest spreads reported for the United Kingdom in the 2005 March half year and prior periods commencing September 2003.

For the March 2005 half year the reported net interest margin for the United Kingdom ongoing operations (ie excluding the Irish banks) reduces from 4.00% to 3.91% and the net interest spread falls from 3.66% to 3.53%.  There is a similar movement in interest margins and spreads reported since September 2003.

The full details of changes to the United Kingdom net interest margins and spreads at the 2005 March half year are attached.  The adjustments will also be incorporated in the Group’s 2005 full year results to be announced on 9 November.

For further information:

Brandon Phillips	Samantha Evans
Group Manager, External Relations	External Relations Manager
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Hany Messieh
Group Manager, Investor Relations
03 8641 2312 work
0414 446 876 mobile

Or visit www.nabgroup.com

PROFITABILITY

Net Interest Income

Volumes by Division

	Half Year to			Fav/(Unfav) Change on Sep 04
Average interest-earning assets (1)	Mar 05 $bn	Sep 04 $bn	Mar 04 $bn	%	Ex FX % (2)
Australian Banking	150.1	142.9	135.5	5.0	5.0
UK Banking	54.5	57.2	51.4	(4.7)	(1.2)
New Zealand Banking	31.1	28.4	26.5	9.5	6.7
Institutional Markets & Services	139.8	133.0	126.7	5.1	7.3
Other (3)	(50.6)	(47.7)	(40.9)	(6.1)	(10.8)
Group average interest-earning assets	324.9	313.8	299.2	3.5	4.1

(1)          Interest-earning assets include intercompany balances.

(2)          Change expressed at constant foreign exchange rates.

(3)          Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

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Total UK (Banking & Wealth Management) Ongoing Operations

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04%	Mar 04%
Performance & profitability
Return on average assets (annualised)	0.93%	0.79%	1.14%
Cost to income ratio	63.8%	65.1%	60.7%
Cash earnings per average FTE (annualised) (£’000)	21	19	24
Net interest income
Net interest margin	3.91%	3.98%	4.33%
Net interest spread	3.53%	3.65%	4.09%
Average balance sheet (£bn)
Gross loans and acceptances	15.6	14.8	14.3	5.3	8.8
Interest-earning assets	17.1	16.7	15.9	2.4	7.5
Retail deposits	11.2	11.1	10.6	1.7	5.7

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes the Irish Banks)

Key Performance Measures

	Half Year to
	Mar 05	Sep 04	Mar 04
Performance & profitability
Return on average assets (annualised)	0.85%	0.77%	0.99%
Cost to income ratio	66.1%	68.2%	63.9%
Cash earnings per average FTE (annualised) (£’000)	20	17	21
Net interest income
Net interest margin	3.69%	3.84%	4.08%
Net interest spread	3.13%	3.38%	3.71%
Average balance sheet (£bn)
Gross loans and acceptances	19.2	19.8	19.2
Interest-earning assets	22.3	22.5	21.5
Retail deposits	15.0	15.6	15.1

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Brendan Case

Brendan Case

Date: 24 October 2005	Title:	Associate Company Secretary